

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 11, 2023

Keiichi Suzuki
Chief Executive Officer
AP Acquisition Corp
10 Collyer Quay
#37-00 Ocean Financial Center
Singapore

> **Re: AP Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 3, 2023**
> **File No. 001-41176**

Dear Keiichi Suzuki:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the

consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

<u>Management's Annual Report on Internal Controls Over Financial Reporting, page 63</u>

2.   Please amend your filing to provide a report of management on your internal control over financial reporting pursuant to Item 308 of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

3.   Please amend your filing to include an audit report that covers the period as of December 31, 2021 and from April 22, 2021 (Inception) through December 31, 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Lee Folsom